TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                    Telephone (775)352-3936 Fax (775)201-8190
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                                                                    May 24, 2013

Via EDGAR

Mr. John Dana Brown
Ms. Sonia Bednarowski
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Registration Statement on Form S-1
    Filed March 29, 2013
    File No. 333-187544

Dear Mr. Brown and Ms. Bednarowski:

In response to your letter of April 22, 2013 regarding the Company's Registration Statement on Form S-1 filed March 29, 2013 we have amended the Registration Statement and provide this cover letter to identify the changes made.

General

1. At this time the company has no written communications, as defined in Rule 405 under the Securities Act, which we will present to potential investors in reliance on Section 5(d) of the Securities Act. We also have no research reports about us that have been published or distributed in reliance upon
     Section 2(a)(3) of the Securities Act of 1933.

2. In the summary we have included specific provisions of the Jobs Act that the company plans to take advantage of.

3. We respectfully disagree that we are a shell company. Management has taken affirmative steps to advance its business plan and active steps are being taken to implement the technology discussed. These steps include:

          In May 2013, the Company entered into a contract with Sure Street, Inc. to develop and deliver an online analysis tool that will generate revenue for the company in its development stage and will be used in our own marketing research.

          Website development has continued utilizing existing funds.
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          Management has continued developing a database of potential clients, critical marketing materials, and direct marketing strategies including the implementation of social media strategies.

Registration Statement Cover Page

4.   The cover page has been revised to indicate Rule 457(c).

Prospectus Summary, page 3

General Information About Our Company, page 3

5. We have disclosed management's estimate of the monthly burn rate, the cash balance and the resulting amount of time the cash will last. A disclosure of the amount of capital required to accomplish our business goals has been added.

6. Revised to disclose that we will not be able to execute our full business plan until this offering is completed. In the meantime Management is continuing to move forward with aspects that do not require a large capital investment. We have also revised the last risk factor on page 5 to comply with this disclosure.

7.   Revised to disclose that our target market is the San Francisco Bay area.

8. Revised to disclose Mr. Rheingrover will own 69% of our common stock after the offering is completed and a reference to the risk factor has been added.

9. We have added disclosure that due to the C.E.O.s experience and relationships in the event marketing industry the company intends to engage the following groups. Live Nation, an owner of venues, a promoter of events and seller of tickets and Mr. Rheingrover has a long standing relationships with them to buy tickets from select events throughout the United States. The company intends to engage in relationships with the following the San Francisco 49'ers, San Francisco Giants, Golden State Warriors Shoreline Amphitheatre, The Gorge, San Jose Earthquakes, Stubhub, eBay, Ticketmaster, Ticket Network.

10. We have disclosed that at January 31, 2013, the total stockholders' equity was $30,000 and the implied aggregate price of our common stock, based on the offering price of $0.0033, was $99.00. As is it likely the company will have deficits during the first year, these deficits will affect the implied aggregate price of the common stock.

11.  The date has been corrected to January 31, 2013.

The Offering, page 4

12.  We have added the information disclosed on the prospectus cover page.

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Risk Factors, page 4

13.  A risk factor addressing cyber-security has been added.

14. A risk factor addressing the risk of our two employees comprising the board of directors has been added.

15.  A risk factor disclosing the going concern opinion has been added.

16. A risk factor addressing the fact that our CEO has never run a public company has been added.

17. A risk factor discussing infringement on intellectual property rights has been added.

Risks Associated with Our Business, page 4

We are an "Emerging Growth Company", page 5

18. We have revised the statement on page 22 to be consistent with our risk factor. The risk factor and significant accounting policies section now include a statement about our financial statements not being comparable to companies that comply with public company effective dates.

We Cannot Predict, page 5

19. The first and third sentences have been revised to clarify that we will not be able to execute our full business plan until the offering is completed. In the meantime Management is continuing to move forward with aspects that do not require a large capital investment.

We will incur ongoing costs and expenses for SEC reporting, page 10

20. We have revised to disclose there have been no discussions or written agreements regarding a maximum amount they are willing to loan the company. The agreements are verbal and are not binding by law.

21. We have added that the estimated annual costs and expenses, including audit and legal fees, for SEC reporting and compliance to be $7,500.

After Completion of the Offering, page 10

22. The statement has been revised to read that his opinion as to the best course of action for the company may differ from the opinions expressed by other stockholders and thus result in corporate decisions that may be disadvantageous to other stockholders.

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Use of Proceeds, page 11

23. We estimate the remaining $2,500 will be covered by funds from our current cash on hand.

24. Revised to state we will transfer the funds to our business operating account.

Description of Our Business, page 14

25. We have revised the Plan of Operations for the 12 months following the offering to provide additional details regarding our timeframes, cost estimates and plan for accomplishing each phase.

Principal Services or Products or Services and Their Markets, page 15

26. We have provided the dollar volume for the secondary market, the San Francisco market share and disclosed there is no guarantee that we will be able to obtain market share in the industry.

27. We have disclosed that the company intends to develop a method for delivering tickets directly to the smartphone via text and Website. This will be done through adaptation of existing MAC IOS and Android developer kits or creation of a new applet that will deliver the exact image of the ticket including barcode to the consumer allowing them to gain access to the venue through the scanned barcode. The ticket will be in PDF format and will be delivered by an access code that once entered unlocks the ticket.

28. We do expect to earn revenue within twelve months from the close of the offering.

29. We have disclosed that we currently have no agreements with any venues, we have not yet developed software for use on Android or Apple enabled devices and we have no agreements with Apple or other providers of smartphone operating systems to offer our products on Android or Apple enabled devices.

Distribution Methods of Products or Services, page 16

30. We have disclosed that Management's research shows that almost all transactions are done via email where the customer must utilize a printer to print the ticket. Some companies may offer some form of ticket delivery similar to the one we are proposing, but it is Management's belief that our app is superior and easier to use by the customer.

Pricing, page 16

31. We reference Ticketmaster as a way to show that it is an accepted practice within the industry. The consumer does not necessarily separate the two markets in his or her mind.

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32.  We have expanded the discussion to include each event has a limited amount of available tickets and as the event date gets closer and the supply dwindles the price will invariably rise. The opposite effect will happen in which excess inventory for event as the date draws near will result in a price drop. Other variables that can affect this are weather, team performance, the last minute absence of a key player or performer, the last minute addition of additional shows by the promoter or performer.

Overview of the Online Ticketing Industry, page 16

33. We have revised the first statement to state it is Management's belief and the basis for the belief.

34. We have added the disclosure that, though the technology for delivering tickets via smartphones is already in use within the industry, in our opinion it is not widely or effectively used, in our opinion.

Competition, Competitive Position in the Industry and Methods of Competition, page 17

35.  Revised to disclose there are no barriers to entry into the industry.

36.  We have identified the other services offering smartphone scans.

Dependence on One or a Few Major Customers, page 17

37. Revised to state that we do not currently have any customers, however; due to the large number of individual ticket purchasers we will not be dependent upon one or few major customers if we are able to carry out our business plan.

Patents, Trademarks, page 17

38. We have stated that we do not currently have any plans to seek intellectual property protection for our technology and services and have added a risk factor addressing this fact.

Need for Any Government Approval of Principal Products or Services, page 17

39. We have revised to disclose that the Company is not aware of any government approval required for our principal products or services.

Number of Total Employees and Number of Full Time Employees, page 18

40. We have added that Mr. Rheingrover estimates he is currently devoting approximately 5 hours per week to company matters and Ms. Nelson estimates she is spending approximately 2 hours on company matters per week.

Rule 144 Shares, page 19

41. We have revised to clarify the restrictions of Rule 144 for affiliates and non-affiliates.

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Directors, Executive Officer, Promoters and Control Persons, page 24

Executive Biography, page 25

Russell Rheingrover, President, Secretary, CEO and Director, page 25

42. We have added disclosure in the business and summary sections regarding the potential conflict of interest and also added a risk factor.

Kristi Ann Nelson, Treasurer, CFO and Director, page 25

43. There is no position to disclose. She is the Digital Account Director for IDG Enterprise and responsible for 650 Business2Business clients. Business2Business refers to "the exchange of products, services, or information between businesses rather than between businesses and consumers."

Director Compensation, page 27

44.  The disclosure has been corrected to $0.001 per share.

Certain Relationships and Related Transactions, page 28

45. We have revised to disclose Mr. Rheingrover purchased the shares for $33,000, however only $30,000 was transferred to the bank account prior to the close of the financials for the year ended January 31, 2013. The remaining $3,000 was transferred to the company bank account the first week of February 2013. There was no loan to Mr. Rheingrover to disclose, it was disclosed under Stockholders Equity.

Financial Statements

46. The financial statements will be updated as appropriate prior to the 135 day expiration date of June 15, 2013.

Exhibit 23.1

47.  We have filed an updated consent letter from our auditor.

Exhibit 99.1

48.  The subscription agreement has been revised to remove paragraph (a).

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We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director


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